CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

January 31, 2009 and 2008

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Financial Statements

January 31, 2009 and 2008

INDEX

Auditors’ Report

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity

Notes to Consolidated Financial Statements

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF DORATO RESOURCES INC.

(An Exploration Stage Company)

We have audited the consolidated balance sheet of Dorato Resources Inc. (an exploration stage company) as at January 31, 2009 and the consolidated statements of operations, cash flows and shareholders’ equity for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2008 and for the year then ended were audited by another firm of auditors who expressed on opinion without reservation in their report dated May 28, 2008.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia

May 22, 2009

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31

(Expressed in US Dollars)

	2009	2008

ASSETS

Current
Cash and cash equivalents	$ 826,445	$ 5,851,179
Accounts receivable	78,489	37,103
Prepaid expenses	105,205	2,020

	1,010,139	5,890,302

Due from related parties (Note 8)	808,700	-
Property and equipment (Note 4)	72,884	12,028
Exploration advances	11,821	-
Mineral property interests (Note 5)	14,108,773	473,610

	$ 16,012,317	$ 6,375,940

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 191,328	$ 252,178
Due to related parties (Note 8)	152,711	-
	344,039	252,178

Shareholders’ equity
Capital stock (Note 6)	24,714,553	6,512,234
Shares subscribed	-	5,337,680
Contributed surplus (Note 6)	1,901,341	-
Accumulated other comprehensive income (loss)	(2,641,641)	10,310
Deficit	(8,305,975)	(5,736,462)

	15,668,278	6,123,762

	$ 16,012,317	$ 6,375,940

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JANUARY 31

(Expressed in US Dollars)

	2009	2008
		(Note 14)
Expenses
Amortization	$ 5,857	$ 2,040
Consulting fees (Note 7 and 8)	2,167,943	37,717
Investor relations (Notes 7 and 8)	286,862	-
Office and miscellaneous (Notes 7 and 8)	187,624	63,373
Professional fees (Note 7)	215,508	62,149
Property investigation costs	-	123,441
Regulatory	47,823	14,233
Travel and promotion (Note 8)	88,809	4,877
	3,000,426	307,830
Loss before other items	(3,000,426)	(307,830)
Other items
Gain on foreign exchange	330,711	6,732
Interest income	114,380	27,977
Loss on disposal of equipment	(14,178)	-
	430,913	34,709

Net loss for the year	(2,569,513)	(273,121)

Other comprehensive income
Foreign currency translation adjustment	(2,651,951)	42,117
Comprehensive loss for the year	$ (5,221,464)	$ (231,004)

Basic and fully diluted loss per share	($0.10)	($0.05)

Weighted average number of shares outstanding	24,859,595	5,399,532

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 31

(Expressed in US Dollars)

	2009	2008
		(Note 14)
Operating Activities
Net loss for the year	$ (2,569,513)	$ (273,121)
Add items not affecting cash:
Amortization	5,857	2,040
Stock-based compensation	1,862,352	-
Loss on disposal of equipment	14,178	-
Changes in non-cash items:
Accounts receivable	(41,386)	(36,048)
Accounts payable and accrued liabilities	24,496	30,500
Prepaid expenses	(103,185)	(347)
Cash Used in Operating Activities	(807,201)	(276,976)

Financing Activities
Issuance of capital stock	7,226,935	658,548
Shares subscribed	-	5,337,680
Share issuance costs	(35,272)	-
Cash Provided by Financing Activities	7,191,663	5,996,228

Investing Activities
Exploration advances	(11,821)	-
Mineral property interests	(9,534,686)	(258,651)
Due to/from related parties	(655,989)	-
Purchase of equipment	(77,735)	(13,265)
Cash Used in Investing Activities	(10,280,231)	(271,916)

Effect of Foreign Currency Translation	(1,128,965)	42,117

Increase (Decrease) in Cash and Cash Equivalents	(5,024,734)	5,489,453
Cash and Cash Equivalents, Beginning of Year	5,851,179	361,726

Cash and Cash Equivalents, End of Year	$ 826,445	$ 5,851,179

Cash and Cash Equivalents Consist of:
Cash	$ 826,445	$ 746,368
Term deposits and guaranteed investment certificates	-	5,104,811
	$ 826,445	$ 5,851,179

Supplemental Cash Flow Information
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

	Number of Shares Issued	Capital Stock	Contributed Surplus	Shares Subscribed	Accumulated Other Comprehensive Income	Deficit	Total

Balance, January 31, 2007	4,618,187	$ 5,853,686	$ -	$ -	$ (31,807)	$ (5,463,341)	$ 358,538

Exercise of warrants	2,200,000	658,548	-	-	-	-	658,548
Shares subscribed	-	-	-	5,337,680	-	-	5,337,680
Currency translation adjustment	-	-	-		42,117	-	42,117
Loss for the year	-	-	-	-	-	(273,121)	(273,121)

Balance, January 31, 2008	6,818,187	6,512,234	-	5,337,680	10,310	(5,736,462)	6,123,762

Private placement	18,500,000	12,564,615	-	(5,337,680)	-	-	7,226,935
Mineral property interests acquisition	12,850,000	5,672,976	-	-	-	-	5,672,976
Stock-based compensation	-	-	1,901,341	-	-	-	1,901,341
Share issue costs	-	(35,272)	-	-	-	-	(35,272)
Currency translation adjustment	-	-	-	-	(2,651,951)	-	(2,651,951)
Loss for the year	-	-	-	-	-	(2,569,513)	(2,569,513)

Balance, January 31, 2009	38,168,187	$ 24,714,553	$ 1,901,341	$ -	$ (2,641,641)	$ (8,305,975)	$ 15,668,278

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2009 AND 2008

(Expressed in US Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There are several adverse conditions which cast doubt on the validity of this assumption.  The Company has incurred significant operating losses (2009 – $2,569,513; 2008 – $273,121), is currently unable to self-finance operations, has working capital of $666,100 (2008 – $5,638,124), a deficit at January 31, 2009 of $8,305,975 (2008 – $5,736,462), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral property interests is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties and future profitable production or proceeds from their disposition. The carrying value of the Company’s mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted  accounting principles (“GAAP”) and are expressed in United States dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated to Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rate.  Non- monetary assets and liabilities are translated using historical rates of exchange.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in operations.  Exchange gains and losses are included in the statement of operations.

The Company’s reporting currency is the United States dollar.  The Company uses the current rate method to translate from the functional currency to its reporting currency, whereby all assets and liabilities are translated into United States dollar equivalents at the rate of exchange at the balance sheet date.  Revenue and expenses are translated into United States dollar equivalents at the average rate of exchange throughout the year.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit, term deposits and guaranteed investment certificates (“GIC”) that are readily convertible into known amounts of cash within three months or less from the date of acquisition.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

–

25% - 30%

Office equipment

–

10% - 25%

Leasehold improvements

–

straight-line over the lease term

Additions during the year are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost.  All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimate of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company for the year commencing February 1, 2008.  Other than the additional disclosure in note 12, the adoption of this section has had no impact on the Company’s consolidated financial statements.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss).  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on February 1, 2008. The adoption of this standard had no effect on the Company’s financial statements.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for the year commencing February 1, 2011.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for years beginning on or after February 1, 2009.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held for trading; accounts receivable and amounts due from related parties as loans and receivables; and accounts payable and accrued liabilities and amounts due to related parties as other financial liabilities. The carrying values of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments, or in the case of related party amounts, because the counterparty is known to the Company.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are held by a major Canadian financial institution with a strong investment-grade rating by a primary ratings agency.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to financial assets:

	2009	2008
Cash	$ 826,445	$ 746,368
Cash equivalents	$ -	$ 5,104,811
Accounts receivable	$ 78,489	$ 37,103
Due from related parties	$ 808,700	$ -

The Company’s cash at January 31, 2009 consists of $709,702 in Canada and $116,743 in Peru. Concentration of credit risk exists with respect to the Company’s Canadian cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  Credit risk with regard to cash held in Peru is mitigated as the amount is only sufficient to cover short-term requirements. With respect to receivables at January 31, 2009, the Company is not exposed to significant credit risk as the majority are due from governmental agencies or related parties.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements; however, at January 31, 2009, the cash balance of $826,445 is insufficient to meet the needs for the coming year.  Therefore, the Company will be required to raise additional capital or sell one or more mineral property interests in order to fund its operations in 2010 (note 13(c)). At January 31, 2009, the Company had accounts payable and accrued liabilities, and amounts due to related parties of $344,039 (2008 – $252,178), which are all payable within six months.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises four types of risk: interest rate risk, foreign currency risk, commodity price risk and other price risk.

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and  term deposits or guaranteed investment certificates (2008) that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in Peru.  The Company’s sensitivity analysis suggests that a consistent 5% change in the absolute rate of exchange in Peruvian soles, the foreign currency for which the Company has monetary assets employed, would net assets and foreign exchange gain (loss) by approximately $450,000. Foreign currency risk relating to translation from the functional to the reporting currency can be significant, however the impact of all such effects are summarized in accumulated other comprehensive income (loss) on the balance sheet.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk.  The Company has no financial instruments exposed to such risk.

4.

PROPERTY AND EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 12,767	$ 2,596	$ 10,171	$ 25,871	$ 13,843	$ 12,028
Office equipment	49,232	971	48,261	-	-	-
Leasehold improvements	15,737	1,285	14,452	-	-	-
	$ 77,736	$ 4,852	$ 72,884	$ 25,871	$ 13,843	$ 12,028

5.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total
Balance, January 31, 2007	$ -	$ -	$ -	$ -

Acquisition costs	-	-	-	-
Deferred exploration costs:
Incurred during the year:
Field expenses	6,861	-	-	6,861
Personnel	456,466	-	-	456.466
Travel	10,283	-	-	10,283
Total expenditure for the year	473,610	-	-	473,610

Balance, January 31, 2008	473,610	-	-	473,610

Acquisition costs:
Cash payments	2,543,785	343,215	397,960	3,284,960
Common shares issued	4,201,445	689,113	253,985	5,144,543
Deferred exploration costs:
Incurred during the year:
Field expenses	2,304,279	-	-	2,304,279
VAT	580,494	-	-	580,494
Land maintenance and tenure	307,634	-	-	307,634
Personnel (Note 7)	775,858	-	-	775,858
Public relations	100,501	-	-	100,501
Geophysics	703,833	-	-	703,833
Travel	433,061	-	-	433,061
Total expenditures for the year	11,950,890	1,032,328	651,945	13,635,163

Balance, January 31, 2009	$ 12,424,500	$ 1,032,328	$ 651,945	$ 14,108,773

The Company’s exploration activities currently focus on three distinct geological areas (Central Zone, North Zone and South Zone) comprised of various mineral claim blocks to be acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval, including a Supreme Decree, is required for the exercise of the undernoted option agreements, and is in the process of being obtained. The Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company agreed to issue 15,500,000 common shares in stages and pay a total of $4,220,000 as follows:

Vicmarama Property

On October 18, 2007, the Company was granted an option to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares in consideration for 750,000 common shares (250,000 common shares issued) and $250,000 ($200,000 paid).  The remaining 500,000 common shares must be issued as to 250,000 common shares on or before October 18, 2008 (issued) and the final 250,000 common shares on or before October 18, 2009 (issued subsequent to January 31, 2009), and the remaining $50,000 must be paid on or before April 24, 2009 (paid). The claims are included in the Central Zone, North Zone and South Zone.

Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares in consideration for 1,250,000 common shares (issued) and $300,000 (paid).  Although the commercial terms of the option agreement have been fulfilled, the option has not yet been exercised. The claims are included in the Central Zone, North Zone and South Zone.

Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares in consideration for 3,400,000 common shares (issued) and $270,000 (paid). Although the commercial terms of the option agreement have been fulfilled, the option has not yet been exercised  The claims are included in the Central Zone and North Zone.

Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares in consideration for 1,500,000 common shares (250,000 common shares issued) and $400,000 ($200,000 paid).  The remaining 1,250,000 common shares must be issued as to 500,000 common shares on or before October 18, 2008 (issued) and 750,000 common shares (500,000 common shares issued subsequent to January 31, 2009) on or before October 18, 2009, and the final $200,000 must be paid on or before April 24, 2009 (paid on December 5, 2008). The claims are included in the North Zone and South Zone

Afrodita Property

On October 18, 2007, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Compania Minera Afrodita S.A.C. (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Consideration for the acquisition is 3,000,000 common shares (issued) and the payment of $8,000,000 payable over thirty-six months following October 18, 2007 ($2,000,000 paid). On November 4, 2008, the Company amended the original option agreement. Under the Amended Agreement, the Company is now required to pay $3,000,000 and issue 8,600,000 common shares. As at January 31, 2009, the Company has paid $2,250,000 plus an additional $270,000 for legal costs, and has issued 7,700,000 common shares pursuant to this amended agreement. The remaining $750,000 and 900,000 common shares must be paid by December 23, 2009 (900,000 common shares issued subsequent to January 31, 2009). The commercial terms of the option agreement have not been fulfilled and the option has not yet been exercised. These concessions are all within the Central Zone.

Royalty Option Agreement

On August 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada an option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land packages covering approximately 152 square kilometres.  The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions or other property comprising the relevant land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest, together with a firm commitment to finance construction;
      The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Title to mineral properties

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any AROs as of January 31, 2009.

6.

CAPITAL STOCK

Authorized:

Unlimited number of common shares without par value

During the year ended January 31, 2009, the Company:

a)

completed a non-brokered private placement of 17,000,000 common shares at a price of Cdn $0.60 per share for total proceeds of Cdn $10,200,000 (US $10,157,160)  of which $5,337,680 were received in 2008.

b)

issued 4,150,000 common shares for mineral property interests valued at Cdn $0.60 per share for a total value of  Cdn $2,490,0000 (US $2,479,542).

c)

completed a non-brokered private placement with Franco-Nevada Corporation of 1,500,000 common shares at a price of Cdn $1.70 per common share for total proceeds of Cdn $2,550,000 (US $2,407,455).  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

d)

issued 4,000,000 common shares for mineral property interests valued at Cdn $0.485 per share for  total value of  Cdn $1,940,000 (US $1,643,374).

e)

issued 4,700,000 common shares for mineral property interests valued at Cdn $0.40 per share for total value of Cdn $1,880,000 (US $1,550,060).

During the year ended January 31, 2008, the Company issued 2,200,000 common shares for warrants exercised at a price of Cdn $0.30 per shares for total proceeds of Cdn $660,000 (US $658,548).

At January 31, 2009 there were 670,110 common shares (2008 – 1,340,221common shares) held in escrow.

7.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of January 31, 2009 and 2008, and changes during the years ended on those dates is presented below:

	2009		2008
	Number of Options	Weighted Average Exercise Price Cdn $	Number of Options	Weighted Average Exercise Price Cdn $

Options outstanding, opening:	-	$ -	-	$ -
Granted	3,600,000	$1.09	-	$ -
Options outstanding, ending:	3,600,000	$1.09	-	$ -

Stock options outstanding at January 31 are as follows:

	2009			2008
Expiry Date	Exercise Price (Cdn $)	Number of Options	Exercisable at Year End	Exercise Price (Cdn $)	Number of Options	Exercisable at Year End

May 23, 2010	$1.40	2,412,500	2,412,500	$ -	-	-
June 20, 2010	$1.40	187,500	93,750	$ -	-	-
January 7, 2011	$0.30	1,000,000	973,750	$ -	-	-

Stock-based compensation

During the year ended January 31, 2009, the Company granted 3,600,000 (2008 – $Nil) stock options with a fair value of $1,901,341 (2008 – $Nil) or $0.55 (2008 – $Nil) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation was allocated $1,677,913 to consulting fees, $134,922 to investor relations, $38,989 to mineral properties, $34,701 to professional fees and $14,816 to office expenses.

The following assumptions were used for the Black-Scholes option pricing model calculations:

	January 7, 2009 Grant	June 20, 2008 Grant	May 23, 2008 Grant

Risk-free interest rate	1.14%	3.3%	2.99%
Expected life of options/warrants	2 years	2 years	2 years
Annualized volatility	123.64%	99.88%	90.98%
Dividend rate	0.00%	0.00%	0.00%

Warrants

At January 31, 2009, there are no share purchase warrants outstanding.

Warrants transactions for the years ended January 31 are summarized as follows:

	2009		2008
	Number of Warrants	Weighted Average Exercise Price (Cdn $)	Number of Warrants	Weighted Average Exercise Price (Cdn $)

Balance, beginning of the year	-	$ -	2,200,000	$ 0.30
Issued during the year	-	$ -	-	$ -
Exercised	-	$ -	(2,200,000)	$ 0.30

Balance, end of year	-	$ -	-	$ -

8.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $139,744 (2008 – $20,785) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $11,069 (2008 – $Nil) to an officer.

c)

Paid or accrued exploration expenditures of $557,492 (2008 – $97,890), office and administration expenses of $49,778 (2007 – $12,767), consulting fees of $113,011 (2008 – $Nil), travel expenses of $74,765 (2008 – $12,485), investor relation expenses of $5,341 (2008 – $2,367) and leasehold improvements of $15,737 (2008 – $Nil) to a company with officers in common.

d)

Included in accounts payable is $152,711(2008 – $Nil) due to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs, and $81 (2008 – $4,103) with respect to fees and expenses due to an officer.  Included in due from related parties is $10,071 (2008 – $Nil) from a company with common officers and $798,629 (2008 – $Nil) from a company with two common directors and officers. The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31:

	2009	2008

Net income (loss) for the year	$ (2,569,513)	$ (273,121)

Expected income tax recovery	$ (754,698)	$ (93,761)

Unrealized foreign exchange	(64,027)	41,978
Stock-based compensation	536,926	-
Other	(834)	(3,589)
Reduction in future income taxes resulting from statutory rate reduction	41,005	15,208
Difference in tax rates of other jurisdictions	882	790
Change in valuation allowance	240,746	39,374

	$ -	$ -

	January 31, 2009	January 31, 2008

Non-capital loss carry-forwards	$ 265,343	$ 58,242
Mineral property interests	(8,340)	-
Share issue costs	6,173	-
Equipment	(2,161)	681
	261,015	58,923

Valuation allowance	(261,015)	(58,923)

	$ -	$ -

The Company has available for deduction against future taxable income in Canada non-capital losses of approximately Cdn $1,106,500.  These losses, if not utilized, will expire through to 2029. Subject to certain restrictions, the Company has exploration and development expenditures of approximately Cdn $10,500,000 available to reduce future Canadian income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended January 31, 2009, the Company issued 4,150,000 shares valued at Cdn $0.60, 4,000,000 shares valued at Cdn $0.485 and 4,700,000 shares valued at Cdn $0.40 towards the acquisition of the properties in Peru, for a total value of $5,672,976.

Non-cash transactions	2009	2008
Shares issued to acquire mineral properties	$ 5,672,976	$ -
Shares issued as agent commission	$ -	$ -
Accounts payable included in mineral property interests	$ 129,611	$ 214,959

11.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	January 31, 2009			January 31, 2008
	Canada	Peru	Total	Canada	Peru	Total
Cash	$ 709,702	$ 116,743	$ 826,445	$ 5,585,117	$ 266,062	$ 5,851,179
Mineral property interests	-	14,108,773	14,108,773	-	473,610	473,610
Other assets	92,701	984,398	1,077,099	34,808	16,343	51,151

Total assets	$ 802,403	$ 15,209,914	$ 16,012,317	$ 5,619,925	$ 756,015	$ 6,375,940

12.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended January 31, 2009. The Company is not subject to externally imposed capital requirements.

13.

SUBSEQUENT EVENTS

Subsequent to January 31, 2009:

a)

The Company granted 1,800,000 stock options exercisable at Cdn $0.60 per share to certain directors, officers, employees and consultants for a period of two years.

b)

62,500 stock options were exercised at Cdn $0.30 per share and 120,000 stock options were cancelled (93,750 options exercisable at Cdn $1.40 per share and 26,250 options exercisable at Cdn $0.30 per share).

i)

The Company closed a private placement through the issuance of 12,000,000 units at a price of Cdn $0.50 per unit for total gross proceeds of Cdn $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of the Company at a price of Cdn $0.65 per share until March 31, 2011.  In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants exercisable at Cdn $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee.

d)

The Company issued 1,650,000 shares for property payments (Vicmarama – 250,000 shares; Lahaina 2 – 500,000 shares; Afrodita – 900,000 shares).

a)

The Company amended its royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers.

14.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

#